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                          February 7, 2024

       Paul Gavin
       Chief Executive Officer
       Safe & Green Holdings Corp.
       990 Biscayne Blvd.
       Suite 501
       Miami, FL 33132

                                                        Re: Safe & Green
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2024
                                                            File No. 333-276799

       Dear Paul Gavin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Leslie Marlow